EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results
for the Second Quarter Ended June 30, 2021
ACHESON, Alberta, July 28, 2021 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2021. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2020.
Second Quarter 2021 Highlights:
•Adjusted EBITDA of $42.4 million was 33% higher than prior year adjusted EBITDA of $31.9 million reflecting improved operating conditions from the prior year, consistently increasing demand for our heavy equipment fleet and a step change in scope being completed by the Nuna Group of Companies ("Nuna").
•Gross profit margin of 10.9% primarily reflected the impacts of COVID-19 in the Fort McMurray region in early Q2 and equipment maintenance backlog completed in the quarter following a particularly busy winter season.
•Free cash flow ("FCF") in the quarter of $6.1 million was generated from strong adjusted EBITDA but was temporarily impacted by the timing related to a variety of non-cash and joint venture balances.
•Senior debt was $264.4 million as at June 30, 2021, a decrease of $88.9 million from the December 31, 2020 balance as proceeds from newly issued debentures were used to reduce senior debt.
•On June 1, 2021 we closed an offering of 5.50% convertible debentures for aggregate gross proceeds of $74.8 million. The issuance offers stability as it provides additional liquidity for our strong bid pipeline.
•On June 9, 2021 we announced the acquisition of DGI Trading Pty Ltd., an Australian component supplier for an estimated purchase price of $23.5 million and the transaction closed on July 1, 2021. The acquisition acts as a low risk, accretive purchase and provides vertical integration to our capital maintenance program.
•On June 21, 2021, along with our partners Acciona and Shikun & Binui, we announced the award of Fargo-Moorhead flood diversion project in the United States. NACG's share of the project revenue will be approximately $650 million over the life of contract. This award marks the largest infrastructure project in our history and underlines the significant earth works and construction expertise that we brought to the bid process.
•During the quarter, we established a project team and hired external engineering and technical experts to commence feasibility studies for the blending of hydrogen and diesel fuels in high horsepower combustion engines. Among other objectives, the team will work to establish support through hydrogen producers, equipment suppliers and Alberta industry groups for evaluating hydrogen supply and distribution.
NACG President and CEO, Joseph Lambert, commented: “Q2 2021 was an eventful quarter and I'm extremely proud of our operating team's performance particularly in light of a difficult third wave of COVID-19 in the Fort McMurray region. Being the successful proponent of the Fargo-Moorhead project was a major highlight of the quarter and I congratulate the entire team that was involved. The successful ramp-up at the Ontario gold mine as well as the acquisition of DGI Trading are significant advances in our strategy to diversify our business. That said, the resumption of work at Fort Hills and the contract amendment recently secured with oil sands producers illustrates the strength of this region and we remain totally committed to serving these customers.
These recent achievements over the past few months will primarily impact 2022 and therefore our outlook for the remainder of 2021 remains generally consistent with what was disclosed in April. We have tightened the ranges while still allowing for inherent risks of schedule changes and weather.”

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2021	2020	2021	2020
Revenue	$140,155	$70,771	$308,563	$269,588
Project costs	41,460	12,331	91,622	72,448
Equipment costs	57,044	25,792	112,029	97,533
Depreciation	26,425	11,551	57,623	43,859
Gross profit(i)	$15,226	$21,097	$47,289	$55,748
Gross profit margin(i)	10.9%	29.8%	15.3%	20.7%
General and administrative expenses (excluding stock-based compensation)	6,024	3,617	13,046	12,667
Stock-based compensation expense (benefit)	7,651	2,213	10,025	(4,650)
Interest expense, net	4,398	4,274	8,940	9,802
Net income and comprehensive income	2,742	13,299	22,128	32,334

Adjusted EBITDA(i)	42,375	31,941	103,513	92,073
Adjusted EBITDA margin(i)	30.2%	45.1%	33.5%	34.2%

Per share information
Basic net income per share	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	$0.09	$0.42	$0.72	$1.07
Adjusted EPS(i)	$0.32	$0.45	$0.98	$1.14
(i)See "Non-GAAP Financial Measures".

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Cash provided by operating activities prior to change in working capital(i)	$28,601	$24,553	$89,014	$79,016
Net changes in non-cash working capital	(2,865)	9,362	(21,340)	3,834
Cash provided by operating activities	$25,736	$33,915	$67,674	$82,850
Cash used in investing activities	(21,972)	(24,399)	(43,403)	(66,032)
Capital additions financed by leases	(70)	(378)	(15,093)	(26,996)
Add back:
Growth capital additions	2,387	1,508	2,387	30,251
Free cash flow(i)	$6,081	$10,646	$11,565	$20,073
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On July 27th, 2021, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on August 31, 2021. The Dividend will be paid on October 8, 2021 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended June 30, 2021
Revenue was $140.2 million, up from $70.8 million in the same period last year. The increase in the current year is due to the ongoing recovery from the COVID-19 pandemic. As our customers continue to recuperate, demand for our services continues to increase. As such, we continued to experience strong demand for equipment rental support and overburden removal activities at the Millennium mine. Mine support work, overburden and ditch construction work at the Kearl mine positively impacted revenue growth year-over-year. Offsetting these positives was the continued suspension of work at the Fort Hills mine which impacted the majority of Q2 as equipment was mobilized back to that site only late in the quarter. Heavy equipment operating hours on the NACG fleet were down 15% from Q1 2021 slightly more than the expected decrease primarily as a result of workforce availability in April and May. While not consolidated in our revenue, the Nuna Group of Companies ("Nuna") experienced a step change in operating hours due to the ramp up of the gold mine project in Northern Ontario, which is reflected in revenue. Our share of Nuna's revenue, which is consolidated in equity earnings, was $37.9 million in Q2 2021.
Gross profit margin of 10.9% was down from the prior year driven by increased equipment maintenance as the fleet was more available for repairs following a particularly busy winter season. Further contributing to the decrease in margin was the typical spring wet weather conditions seen in Q2 as well as an atypical workforce shortage experienced in Fort McMurray due to the third wave of COVID-19.

EXHIBIT 99.1

Direct general and administrative expenses (excluding stock-based compensation benefit) were $6.0 million, equivalent to 4.3% of revenue, higher than Q2 2020 spending of $3.6 million but lower than the 5.1% of revenue based on a combination of continued cost control initiatives and lower discretionary and non-essential spending.
Cash related interest expense for the quarter of $4.2 million represents an average interest rate of 4.0% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing.
Free cash flow in the quarter was $6.1 million and was impacted by timing of cash collection. Working capital balances consumed $2.9 million and cash flow was used for both capital inventory and capital work in process purposes as we steadily advance our component rebuilding program. In addition, cash accumulating in joint ventures was not collected during the quarter. Prior to these temporary timing impacts, positive cash flow of $20.4 million was generated by the adjusted EBITDA of $42.4 million offset by sustaining capital of $19.2 million and cash interest paid of $2.8 million. Sustaining capital spending remains consistent with the capital plan and reflects the necessary sustaining maintenance required to efficiently operate our fleet.
BUSINESS UPDATES
Focus & Priorities for the Remainder of 2021
•Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
Increase in Committed Scope from Contract Amendment
On July 21, 2021, the Company announced a contract amendment to a multiple use agreement between the Mikisew North American Limited Partnership and a major oil sands producer. The agreement has an expiration date of December 2023 and the Company anticipates its share to be approximately $175 million in additional revenue over the remainder of the agreement.
Issuance of $75 million of Convertible Debentures
On June 1, 2021 we closed an offering of 5.50% convertible unsecured debentures for gross proceeds of $65 million. On June 4, 2021, underwriters exercised their over-allotment option, in full, to purchase an additional $9.8 million for aggregate gross proceeds of $74.8 million. The majority of proceeds have been deployed to decrease senior debt through reducing the balance on our credit facility.
Total liquidity of $210.9 million as at June 30, 2021 represents an increase of $62.9 million over the December 31, 2020 balance. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is scheduled to expire in October 2023.
Normal Course Issuer Bid ("NCIB")
On April 6, 2021, we announced our intention to commence a NCIB to purchase up to 2,000,000 common shares for cancellation. We believe that the current market price of our common shares does not fully reflect their underlying value. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.

EXHIBIT 99.1

NACG’s Outlook for 2021
Given our visibility into 2021 management has decided to provide stakeholders with guidance through 2021. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2021
Adjusted EBITDA	$190 - $210M
Sustaining capital	$95 - $105M
Adjusted EPS	$1.70 - $1.95
Free cash flow	$65 - $85M

Capital allocation measures
Deleverage	$15 - $35M
Share purchases	$17 - $35M
Growth capital and acquisitions	$25 - $35M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.7x - 2.1x
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2021 tomorrow, Thursday, July 29, 2021 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 4046629
A replay will be available through August 26, 2021, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 4046629
The Q2 2021 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=CFB8837D-D47E-43AB-819D-DEE3F4D2B471
A replay will be available until August 26, 2021 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2021 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2021 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Net income and comprehensive income available to shareholders	$2,742	$13,299	$22,128	$32,334
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(63)	672	(321)	829
Stock-based compensation expense (benefit)	7,651	2,213	10,025	(4,650)
Net realized and unrealized gain on derivative financial instrument	(253)	(2,496)	(2,737)	(286)
Write-down on assets held for sale	700	—	700	1,800
Tax effect of the above items	(1,747)	(721)	(2,232)	956
Adjusted net earnings(i)	9,030	12,967	27,563	30,983
Adjustments:
Tax effect of the above items	1,747	721	2,232	(956)
Interest expense, net	4,398	4,274	8,940	9,802
Income tax (benefit) expense	(540)	992	4,410	6,986
Equity earnings in affiliates and joint ventures(i)	(4,733)	(1,474)	(8,202)	(1,934)
Equity investment EBIT(i)	4,950	1,990	8,518	2,550
Adjusted EBIT(i)	14,852	19,470	43,461	47,431
Adjustments:
Depreciation and amortization	26,505	11,639	57,583	44,588
Write-down on assets held for sale	(700)	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,718	832	3,169	1,854
Adjusted EBITDA(i)	$42,375	$31,941	$103,513	$92,073
(i)See "Non-GAAP Financial Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2021	2020	2021	2020
Equity earnings in affiliates and joint ventures	$4,733	$1,474	$8,202	$1,934
Adjustments:
Interest expense, net	82	127	160	179
Income tax expense	239	9	313	57
(Gain) loss on disposal of property, plant and equipment	(104)	380	(157)	380
Equity investment EBIT(i)	$4,950	$1,990	$8,518	$2,550

(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2021	December 31, 2020
Assets
Current assets
Cash		$16,791	$43,915
Accounts receivable	4	48,823	36,373
Contract assets	5(b)	5,454	7,034
Inventories		27,999	19,174
Prepaid expenses and deposits		4,445	4,999
Assets held for sale		4,119	4,129
Derivative financial instruments		—	4,334
		107,631	119,958
Property, plant and equipment, net of accumulated depreciation of $327,973 (December 31, 2020 – $302,682)		641,410	633,704
Operating lease right-of-use assets		16,057	18,192
Investments in affiliates and joint ventures	7	43,087	44,050
Other assets		8,973	6,617
Deferred tax assets		—	16,407
Total assets		$817,158	$838,928
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	7	$46,523	$41,369
Accrued liabilities		12,399	19,111
Contract liabilities	5(b)	1,266	1,512
Current portion of long-term debt	6	18,275	16,307
Current portion of finance lease obligations		27,283	26,895
Current portion of operating lease liabilities		3,364	4,004
		109,110	109,198
Long-term debt	6	323,233	341,547
Finance lease obligations		40,831	42,577
Operating lease liabilities		12,660	14,118
Other long-term obligations		24,806	18,850
Deferred tax liabilities		52,198	64,195
		562,838	590,485
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2021 - 30,002,028 (December 31, 2020 – 31,011,831))	9(a)	246,815	255,064
Treasury shares (June 30, 2021 - 1,855,841 (December 31, 2020 - 1,845,201))	9(a)	(18,158)	(18,002)
Additional paid-in capital		40,806	46,536
Deficit		(15,143)	(35,155)
Shareholders' equity		254,320	248,443
Total liabilities and shareholders’ equity		$817,158	$838,928
Subsequent event (note 12)
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Revenue	5	$140,155	$70,771	$308,563	$269,588
Project costs	8(b)	41,460	12,331	91,622	72,448
Equipment costs	8(b)	57,044	25,792	112,029	97,533
Depreciation		26,425	11,551	57,623	43,859
Gross profit		15,226	21,097	47,289	55,748
General and administrative expenses	8(b)	13,675	5,830	23,071	8,017
(Gain) loss on disposal of property, plant and equipment		(63)	672	(321)	829
Operating income		1,614	14,595	24,539	46,902
Interest expense, net	10	4,398	4,274	8,940	9,802
Equity earnings in affiliates and joint ventures	7	(4,733)	(1,474)	(8,202)	(1,934)
Net realized and unrealized gain on derivative financial instrument	6(b)	(253)	(2,496)	(2,737)	(286)
Income before income taxes		2,202	14,291	26,538	39,320
Current income tax expense		—	—	—	17
Deferred income tax (benefit) expense		(540)	992	4,410	6,969
Net income and comprehensive income		2,742	13,299	22,128	32,334
Per share information
Basic net income per share	9(b)	$0.10	$0.46	$0.78	$1.19
Diluted net income per share	9(b)	$0.09	$0.42	$0.72	$1.07
See accompanying notes to interim consolidated financial statements.